UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

AMERICAN GREETINGS CORPORATION

(Name of Applicant)

One American Road

Cleveland, Ohio 44144

(216) 252-7300

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
7 3/8% Senior Notes due June 1, 2016	Up to $22,000,000 aggregate principal amount

Approximate date of proposed public offering:

As soon as practicable after the effective date of this Application for Qualification.

Name and address of agent for service:

Catherine M. Kilbane, Esq.

Senior Vice President, General Counsel And Secretary

American Greetings Corporation

One American Road

Cleveland, Ohio 44144

(216) 252-7300

With a copy to:

Katherine D. Brandt, Esq.

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, New York 10017

(212) 908-3915

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

EXPLANATORY NOTE

This Amendment No. 1 to the Application for Qualification of Indentures on Form T-3 (File No. 022-28883) filed by American Greetings Corporation, an Ohio corporation (the “Company”), with the Securities and Exchange Commission on December 30, 2008 (the “Application”), is being filed solely to include Exhibits T3E.1 and T3E.2 to the Application. All other information in the Application is unchanged and has been omitted.

CONTENTS OF APPLICATION FOR QUALIFICATION

(a) Pages numbered 1 to 11, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of The Bank of Nova Scotia Trust Company of New York, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-13859, filed July 1, 2008)).

Exhibit T3B	Amended and Restated Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K (File No. 001-13859, filed July 1, 2008)).

Exhibit T3C.1	Form of Indenture between the Company and The Bank of Nova Scotia Trust Company of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-13859, filed May 22, 2006).

Exhibit T3C.2	Form of First Supplemental Indenture between the Company and The Bank of Nova Scotia Trust Company of New York, as Trustee.**

Exhibit T3D	Not Applicable.

Exhibit T3E.1	Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code.*

Exhibit T3E.2	Disclosure Statement.*

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.**

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.**

*	Filed herewith.
**	Filed previously with the Form T-3 filed on December 30, 2008.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Greetings Corporation, a corporation organized and existing under the laws of the State of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Cleveland and State of Ohio, on the 7th day of January, 2009.

(SEAL)

American Greetings Corporation

By:	/s/ Catherine M. Kilbane
Name:	Catherine M. Kilbane
Title:	Senior Vice President, General Counsel and Secretary

Attested By:	/s/ Christopher W. Haffke
Name:	Christopher W. Haffke
Title:	Assistant General Counsel and Assistant Secretary

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